Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-159107

Final Term Sheet

3.875% Fixed Rate Notes due 2015

Issuer:	Ford Motor Credit Company LLC

Size:	$1,250,000,000

Maturity:	January 15, 2015

Coupon:	3.875%

Reoffer Yield:	3.875%

Trade Date:	October 28, 2011

Issue Date:	November 2, 2011

Settlement Date:	November 2, 2011 (T+3)

Price to Public:	100.000% of principal amount

Proceeds (Before Expenses) to Issuer:	$1,244,375,000 (99.55%)

Interest Payment Dates:	Semi-annually on each January 15 and July 15, beginning January 15, 2012

Joint Bookrunners:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

CUSIP/ISIN:	345397VW0 / US345397VW07

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BNP Paribas Securities Corp., toll free at 1-800-854-5674, Credit Agricole Securities (USA) Inc., toll free at 1-866-807-6030, Deutsche Bank Securities Inc., toll free at 1-800-503-4611, Goldman, Sachs & Co., toll free at 1-866-471-2526 and Morgan Stanley & Co. LLC, toll free at 1-866-718-1649.